Exhibit 99.1

FOR IMMEDIATE RELEASE

Cutrale-Safra Submit Definitive Offer to Acquire Chiquita for $14 per Share in Cash

$14 Price Per Share Provides Chiquita Shareholders With A Premium Of Approximately 40% To Chiquita’s August 8 Unaffected Closing Price and an Approximately 19% Premium to Adjusted Stock Price Based on Revised Fyffes’ Transaction; Represents an All-time Record Multiple of Approximately 12.4x last twelve months’ EBITDA

Offer constitutes a “Chiquita Superior Proposal” under the Fyffes Transaction Agreement

New York, NY (October 15, 2014) - Cutrale-Safra today announced its definitive offer to acquire all the outstanding stock of Chiquita Brands International Inc. (“Chiquita”) (NYSE:CQB) for $14 per share in cash. Having completed its due diligence, Cutrale-Safra has submitted its offer to the Chiquita Board of Directors, together with a form of merger agreement that Cutrale-Safra would be prepared to execute and deliver concurrently with Chiquita entering into such merger agreement and associated disclosure letters. Cutrale-Safra is also delivering to Chiquita equity and debt commitment letters for the transaction. The offer reflects Cutrale-Safra’s assessment and analysis of Chiquita’s current condition and prospects.

Unlike the proposed combination with Fyffes, the superior Cutrale-Safra offer provides Chiquita shareholders complete certainty with respect to the value of their Chiquita investment.  This offer represents a highly attractive premium of approximately 40% to the market’s valuation of the original proposed transaction with Fyffes based on Chiquita’s undisturbed closing share price of $10.06 as of August 8, 2014 and an approximately 19% premium to the adjusted stock price of $11.80, based upon the revised Fyffes transaction. Moreover, the proposed cash consideration of the Cutrale-Safra offer, including the assumption of Chiquita net debt, represents a multiple of approximately 12.4x EBITDA for the twelve months ended June 30, 2014. The Cutrale-Safra definitive offer is the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector based on the EBITDA multiples of comparable transactions. Cutrale-Safra expects to be able to close its offer promptly following entry into the merger agreement.

Cutrale-Safra stated: “Our all-cash offer provides certain value to Chiquita shareholders on a timely basis. It constitutes a “Chiquita Superior Proposal” under the terms of the Fyffes Transaction Agreement because it is more favorable to the Chiquita shareholders than the proposed combination with Fyffes, taking into account all financial, regulatory, legal and other aspects of our offer. In contrast, we believe the investment marketplace recognizes the significant risks and issues inherent in the Chiquita-Fyffes combination, all of which cast serious doubts about the potential business performance of the combined ChiquitaFyffes and the ability to integrate as well as realize potential synergies.  Additionally, the financial data Chiquita provided to the market yesterday indicates the difficulty Chiquita will face in meeting its stated 2014 targets, based on historical performance.”

The Cutrale-Safra offer is not subject to any financing conditions. It will be financed with equity provided by affiliates of the Cutrale Group and Safra Group. Cutrale-Safra has received a commitment letter for facilities  to refinance Chiquita’s existing credit facilities and a letter agreement pursuant to which Bank J. Safra Sarasin AG is obligated to make an offer to purchase Chiquita’s 7.875% Senior Secured Notes due 2021 as required by the relevant indenture in connection with the transactions contemplated by the merger agreement.  The form of merger agreement is on substantially similar terms to the Fyffes transaction agreement.  Cavendish Acquisition Corporation will file a copy of the form of merger agreement with the Securities and Exchange Commission by close of business today.

Cutrale–Safra does not believe there are any regulatory obstacles that would prevent it from closing promptly following entry into the merger agreement.

FOR IMMEDIATE RELEASE

The Offer Letter can be read here in full:

October 15, 2014
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Attention:   Board of Directors

Re:           Offer Letter

Dear Sirs and Mesdames:

We are pleased to submit our offer (“Offer”) to acquire all the outstanding shares of Chiquita Brands International, Inc. (“Chiquita”) for cash consideration of $14.00 per Chiquita share, upon the terms and conditions reflected herein and in the documents attached hereto.  Please find attached hereto (1) an Agreement and Plan of Merger (the “Merger  Agreement”) setting forth the definitive terms of the proposed merger among Cavendish Global Limited (“Parent”), Cavendish Acquisition Corporation (“Merger Sub” and, together with Parent, “Cavendish”), a direct wholly owned subsidiary of Parent, and Chiquita, including the related guarantees by Erichton Investments Ltd. (“Erichton”) and Burlingtown UK LTD (“Burlingtown” and, together with Erichton, the “Guarantors”) (as signatories thereto), in a form we would be prepared to execute and deliver to Chiquita concurrently with Chiquita entering into the Merger Agreement, and (2) the associated Company Disclosure Letter (as defined in the Merger Agreement) (the “Company Disclosure Letter”) and the associated Parent Disclosure Letter (as defined in the Merger Agreement) (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”).  We will be providing under separate cover equity commitment letters (the “Equity Commitment Papers”) providing for an aggregate of $1 billion of committed equity financing for the transaction contemplated by the Merger Agreement enforceable by Chiquita, executed by Parent and the Guarantors, and the debt commitment letters (the “Debt Commitment Papers” and, together with the Equity Commitment Papers, the “Commitment Papers”).

Our Offer of $14.00 per Chiquita share in cash provides compelling value and certainty for Chiquita shareholders as compared with the proposed transaction with Fyffes.  Our Offer represents a highly attractive premium of approximately 40% to the market’s valuation of the original proposed transaction with Fyffes based on Chiquita’s undisturbed closing share price of $10.06 as of August 8, 2014 and an approximately 19% premium to the adjusted stock price of $11.80, based upon the revised Fyffes transaction.  Moreover, the proposed cash consideration of our Offer, including the assumption of Chiquita net debt, represents an 12.4x multiple of Chiquita’s reported Adjusted EBITDA for the last 12 months ended June 30, 2014.  This represents the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector based on the EBITDA multiples of comparable transactions.

We hereby confirm that we have completed all of our due diligence and neither our Offer nor the Merger Agreement is subject to any due diligence condition.  The attached Merger Agreement is on substantially similar terms to the Transaction Agreement, dated March 10, 2014, among Chiquita, Fyffes plc (“Fyffes”), Twombly One Limited (now known as ChiquitaFyffes Limited), CBII Holding Corporation and Chicago Merger Sub, Inc., as amended by Amendment No. 1, dated September 25, 2014, (the “Fyffes Transaction Agreement”).  Our Offer is not subject to any condition other than as set forth in the attached Merger Agreement.

FOR IMMEDIATE RELEASE

Our Offer will be financed with equity provided by Erichton, an affiliate of the Safra Group, and Burlingtown, an affiliate of the Cutrale Group.  Burlingtown and Erichton are prepared to provide a guarantee of all of the obligations and liabilities of Cavendish under the Merger Agreement.  We also have received a commitment letter for facilities to refinance Chiquita’s existing ABL credit facility and have received a letter agreement pursuant to which Bank J. Safra Sarasin AG is obligated to make an offer to purchase Chiquita’s senior secured notes as required by the relevant indenture in connection with the transactions contemplated by the Merger Agreement.  The equity commitments from Erichton and Burlingtown also provide for sufficient equity capital to satisfy Chiquita’s obligations with respect to Chiquita’s convertible notes.  Neither our Offer nor the Merger Agreement is subject to a financing condition.

We believe the investment marketplace recognizes the significant risks and issues inherent in the Chiquita-Fyffes combination, all of which cast serious doubts about the potential business performance of the combined ChiquitaFyffes and the ability to integrate as well as realize potential synergies.  Our all-cash Offer provides value certainty to Chiquita shareholders on a timely basis.  As we have previously stated, we do not believe there are regulatory obstacles which would prevent us from closing our transaction promptly following entry into the Merger Agreement.

Our Offer constitutes a “Chiquita Superior Proposal” under the terms of Section 5.4(h) of the Fyffes Transaction Agreement because it is clearly more favorable to the Chiquita shareholders than the proposed combination with Fyffes, taking into account all financial, regulatory, legal and other aspects of our Offer.

The provisions of Section 9.4, 9.9, 9.11, 9.12 and 9.13 of the Merger Agreement are incorporated by reference herein mutatis mutandis and our Offer set forth herein shall be governed by and construed in accordance with such provisions.

Our senior management team, led by Mr. Michael Rubinoff, and our legal and financial advisors are available at your convenience to discuss any aspect of our Offer.  We are confident that our Offer is highly attractive to Chiquita and its shareholders.

Very truly yours,

CAVENDISH GLOBAL LIMITED

CAVENDISH ACQUISITION CORPORATION

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD (“Burlingtown”), and an affiliate of the Safra Group, Erichton Investments Ltd. (“Erichton” and, together with Burlingtown and Cavendish, “Cutrale-Safra”), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission (“SEC”), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the “Cutrale-Safra Proxy”).

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

FOR IMMEDIATE RELEASE

About Cutrale Group
The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group
The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

Media Contact:

Jeremy Fielding / Stef Goodsell
Kekst and Company
(212) 521-4858/4878
jeremy-fielding@kekst.com/stef-goodsell@kekst.com

Investor Contact:
Scott Winter / Arthur Crozier
Innisfree M&A Incorporated
(212) 750-5833

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